Mail Stop 3561

December 12, 2008

Evangelos J. Pistiolis
Chief Executive Officer
Top Ships, Inc.
1 Vas. Sofias and Meg.
Alexandrou Street
151 24 Maroussi
Athens, Greece

Re: Top Ships, Inc.
File No. 000-50859
Form 20-F: For the fiscal year ended December 31, 2007
Form 6-K furnished on June 20, 2008

Dear Mr. Pistiolis:

We have completed our review of your Form 20-F and related filing and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief